ma(+)e

fertility for all

INVEST IN **MATE FERTILITY**

Mate Fertility is democratizing access to fertility care throughout the U.S.

LEAD INVESTOR



David L Hill David L Hill, PhD, HCLD, ELD

Mate Fertility is exactly what is needed to provide fertility care to the greater USA. Thirty-five years directing IVF laboratories informs my opinion on this head. The Mate Model intends on taking full advantage of four decades of medical and technological advancements in the field of assisted reproductive technology, arriving at precisely the right moment in time to do so. Mate's C Suite structure is lean and responsive, with a zeitgeist uniquely attuned to our times. Both of these characteristics are vital to dynamic fields such as ART to remain in the forefront. And I believe they will.

Invested $50,000 this round & $10,000 previously

matefertility.com Los Angeles California

Highlights

1. 234% Increase in Revenue year over year ⚡
2. Clinical pregnancy rates > 20% above national average
3. World class Medical Advisory Board, to oversee rapid scaling
4. Locations outside of large cities to provide more access to more people who need care
5. $1.22M in Revenue + 3x Growth in 2023
6. 3 Open Locations + 2 Scheduled for 2023 with more in the works
7. Fertility Market TAM $80B and increasing annually
8. Asset light model is on the path to profitability in 2023

Our Team



Traci Keen CEO

Building a healthcare organization that cares about making a positive impact. She's enabled Mate to increase revenue by 600% in under a year, outpaced new clinic launches by 100%, and built a robust BD pipeline allowing Mate to double clinic count

launches by 100%, and built a robust BD pipeline allowing Mate to double clinic count YOY.



Gabriel Bogner Founder

As a queer founder, focused on increasing accessibility in healthcare for minorities. Leading the charge on brand, patient experience, and marketing. Gabe has been instrumental in delivering a transparent, compassionate, and affordable experience for all.



Dr. Sara Vaughn Medical Advisor

Sara Vaughn, MD is a double-board certified physician specializing in obstetrics, gynecology, reproductive endocrinology and infertility. She was the medical director of Spring Fertility in Sunnyvale and at Stanford University.



Elizabeth Lee Director of IVF Services

Ten years of strategic clinical leadership focusing on high-volume IVF programs. Keeping patient safety, success, and satisfaction top of mind, she has grown IVF programs by up to 900% through the development and implementation of systems and solutions.

Pitch

ma(+)e

affordable, accessible, & quality fertility care down

affordable, accessible, & quality fertility care down the road, not a world away

ma(+)e 1

Mate Fertility is the fastest growing fertility treatment option in the U.S.

- Mate Fertility Concept

Pre-Seed: $500k — **2020**

- Model Structured & Business Development commences

2020 — Series Seed: $2M

- Mate Flagship Oklahoma City Opens – 06/21

SAFE: $2.7M — **2021**

- Clinical Pregnancy Rate 22% above average
- 3 New Contracts Executed
- Medical Advisory Board
- Completed LMS
- 2 New Locations (CA)
- 7 Live Births OKC

Current Raise — **Series A: $5M**

- Q2 23 Opening Northern VA
- Q3 23 Opening Pittsburgh, PA

- Accelerate Growth (2x Clinic Count)
- Expand Digital Training Infrastructure
- Structure Tech Stack for Scalability
- Strategic Hiring - COO
- Brand Refresh

ma(+)e 2

Mate Fertility: Traction & Growth

Since January of 2022 we have, accelerated the partner pipeline, proved clinical success, and validated the viability of unit economics at corporate and partner level.

$1.25M 2022 Net Revenue

110 Partners in Pipeline

3 Open Locations

$4M 2022 Top-Line Revenue

192 Treatments

54% *Clinical Pregnancy Rate

*National average, 33%



Revenue Projection
$25,000,000
$20,000,000
$15,000,000
$10,000,000
$5,000,000
$0
2021
2022
2023
2024
2025

ma(+)e 3

This slide contains future projections that cannot be guaranteed.

Note: top line revenue refers to the revenue generated by the clinic. Mate Fertility typically

takes 25% of that revenue as company revenue. The discrepancy between the 2022 $1.25M net revenue shown in this pitch deck and the $971k shown in our financial statements is based on cash versus accrual accounting.



Access to care in the U.S. is plunging while demand is skyrocketing, fueled by a variety of factors:
Unexplained Infertility
Male Infertility
Female Infertility
Single Parenting
LGBTQ+ Parenting
Infertility due to Treatment (chemo)
Hereditary Disease Prevention
Older Age Family Building
Cumulative Growth in U.S. Demand vs. Supply of Fertility Treatment
100%
80%
60%
40%
20%
0%
2010
2011
2012
2013
2014
2015
2016
2017
Total ART Cycles
Total Clinics
Demand Curve for ART Cycles
Average IVF Cycle Cost (USD)
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$-
United States
U.K.
Netherlands
Belgium
France
Japan
Australia
Spain
Israel
0
1000
2000
3000
4000
5000
6000
IVF Cycles per Million Population
ma(+)e
Source: "Disparities in access to fertility care: who's in and who's out" - https://www.ncbi.nlm.nih.gov/pmc/articles/PMC8244333/
4



In the U.S. ~300,000 IVF cycles were performed in 2021. To meet current demand an estimated 3,000,000 IVF cycles are needed
Total Market
$80B
Current Unmet Demand
Current U.S. Fertility Market
$8B
ma(+)e
Source: "Impact of in vitro fertilization state mandates for third party insurance coverage in the United States: a review and critical assessment" - https://www.ncbi.nlm.nih.gov/pmc/articles/PMC9351254/
5

We believe Mate is the only company positioned to solve this problem

Mate Fertility is uniquely poised to solve the massive fertility access issue in the U.S. through its unparalleled solution-based focus on equality of quality access and care. Our distributed care model of upskilling ObGyns to offer fertility care presents a unique opportunity for us to scale rapidly to become one of the leading fertility providers in the U.S. With incredibly attractive unit economics at both the clinic and corporate level, we have the unique opportunity to holistically democratize access to fertility care.

What does mate do?

We're a management service organization (MSO), comparable to a franchise. We enable and upskill existing ObGyn clinics and offer a variety of services permitting them to offer fertility care. **We open & retrofit clinics within existing ObGyn clinics, paid for entirely by the ObGyn partner group and collect 25-30% of top line fertility treatment revenue.**

01

Accessible

We are a new-age fertility clinic operating in traditionally underserved fertility markets. We open clinics in secondary & tertiary markets like OK, AK, WY, OH, VA, etc, where there is sparse competition. We simplify treatment plans and focus on inclusivity.

02

Affordable

Our fertility services are more affordable than legacy clinics because we upskill ObGyns. We bundle treatment packages and formulate our prices by backing into a healthy margin, making care more affordable. We don't take as much margin as legacy clinics, whose prices will regularly bankrupt patients.

03

Quality

We control quality by overseeing our physicians and labs very closely. We employ the RNs & REIs who manage cycles via tele-fertility™. We also employ the embryologist and PhD lab director to oversee lab quality and ensure our clinics strictly follow mate protocols.

Leadership Team

Traci Keen, CEO

Gabriel Bogner, Founder

Clinical Team & REI Advisory Board

Dr. Paco Arredondo, MD, MPH (Advisory Board)

Dr. Debra Minjarez, MD (Advisory Board)

Lori Whalen, RN

John Graves, TS Embryologist

Dr. Sara Vaughn, MD (Advisory Board)

Dr. Lori Hollins, MD (Advisory Board)

Dr. Alex Steinleitner, MD (Advisory Board)

Stephanie Parker, RN

Dr. David Hill, PhD, ELD, HCLD

Our diverse team is extremely well positioned to solve this problem

Turnkey Fertility Solution

accessible. affordable. quality.

We're a **Management Service Organization (MSO)**, comparable to a franchisor model. Our partners pay for 100% of the Lab Build-Out & Retrofit with $0 CapEx spend by Mate.

We collect **25%-30% of top line fertility treatment revenue** and a one-time **$250k Implementation Fee** from new partners.

Mate Provided Services

Lab Build-Out & Retrofit
We build a state-of-the-art embryology lab and retrofit necessary exam, waiting, and procedure rooms.

Upskilling & Training
6-month Mate Academy led by our clinical staff educator and REIs. Our OBGYN's get a mixture of class based and hands on instruction.

Patient Acquisition & Screening
Top of funnel patient acquisition and marketing, plus initial screening conversations, scheduling, and help converting qualified patients to treatments.

Billing & Financial Consultations
Handle all financial consultations and collects payments. Mate Advisors work directly with patients to discuss financing options, payment plans, collections, and billing.

Ongoing Monitoring & Training
Mate functions as clinic manager to help with any challenges. A Mate REI virtually runs point on stimulation management and provides continuous learning for physicians (1 REI supports 5 clinics).

Software Platform Access
We onboard clinics to our fertility EMR platform, Artisan. We also provide clinics with necessary documentation, consents, and contracts needed to legally provide fertility care.

Remote IVF Coordination
We provide all remote nursing services for partner clinics. The nurses coordinate cycles and all treatment, work closely with patients, order medications, answer questions, and educate patients.

Patient Treatment Packages

Fertility Assessment	Assisted Reproduction	Donor + Surrogacy	Cryo-preservation	Genetic Screening
Blood tests	In-Vitro Fertilization (IVF)	Donor eggs	Egg Freezing + Storage	Carrier Blood Test
Ultrasounds	Intracytoplasmic Sperm Injection (ICSI)	Donor sperm	Embryo Freezing + Storage	PGT-A Embryo Screening
Initial consult + Medical History	Intrauterine Insemination (IUI)	Surrogacy		
Semen Analysis		LGBTQ+ Family Building		

Existing clinics have inefficient OpEx and CapEx heavy models

Existing clinics have inefficient OpEx and CapEx heavy models

mate fertility	vs.	legacy clinics
affordable and transparent pricing We provide treatment at the lowest out of pocket cost possible. We bundle services and inform patients of costs upfront, so there aren't any surprises.		**inflated pricing** Legacy clinics price gouge patients and hike up prices regularly. Everything, including phone calls, gets charged.
team of world-renowned REIs Mate has a team of REIs reviewing all cycle plans, so patients get the support from multiple REIs at once.		**disjointed decision making** Decisions at legacy clinics are often made in a vacuum, with one provider calling the shots on everything.
local Our partners are in secondary/tertiary markets. We go where there's no competition, so it's low cost to acquire patients and win on ads.		**inaccessible** 80% of legacy clinics are in big cities. They cater to the 1%: white wealthy & straight. Affordable, quality care is often hundreds of miles away.
capex light, efficient opening timeline Each of our clinics is up and running in ~6 months, at $0 CapEx from Mate. Our franchisor-like MSO enables us to open clinics rapidly.		**capex intensive, long buildout process** Buildouts are capital intensive and legacy providers pay all of the Capex for both the building and the staffing infrastructure.
rapid partner profitability Our partners are break-even on their initial investments quickly and operate at high GM's.		**profitability achieved by high volume or high pricing** Due to operational inefficiencies and lack of technological advancements, legacy models achieve profitability either by massively scale operations or prohibitively high pricing models.

Asset Light Model + Clinical Outcomes = Proof of Concept (OKC)

$0
Mate CapEx

$2.2M
Top Line Revenue

54%
Clinical Pregnancy Rate

192
Treatments Completed
1 OBGYN

12
Months to Breakeven

85%
Gross Margin



Asset Light Model + FTE's = Faster Growth & More Revenue (Pittsburgh)

*Pro-Forma Projection

$0
Mate CapEx

$6M
Annual Top Line Revenue

2
Full Time OBGYN's

480
Annual Treatments



14
Months to Breakeven

70%
Gross Margin



This slide contains future projections that cannot be guaranteed.

Our patients love us


May 19 ·
LADIES
Check out this new Fertility clinic in OKC! They have the best pricing I have seen in our area, and do payment plans I know quite a few of you have to pay out of pocket, so this may be a more affordable option for you to consider.
https://matefertility.com/
I went and had my blood drawn somewhere(not Bennett) and it was negative! My HCG said >3! Ready for my phone consult Monday with Mate!! kinda feel bad though bc I'm abandoning Bennett
Like Comment Send
Stephanie Ward
My retrieval is scheduled for January. I've been very pleased so far. Very kind, answers all my questions. They are a new facility and are growing rapidly.
Rules


out until March as of aug 5th. I left there and am currently at mate due to availability. Reshef is nice. His nurse is amazing. I like the environment at mate better. They only take 8-10 patients for ivf a month and the doctor spends a lot more time with me. I never feel rushed. So far so good.
2w Like Reply 1
Ashley Buckaloo
Tabatha Hall is mate more affordable
2w Like Reply
Tabatha Hall
Ashley Buckaloo yes. About $9,000 plus meds.
2w Like Reply
Natalie Jordyn Carpenter
Danielle Dillon and my bank account because Mate is literally half the price of Bennett
3h Like Reply 2


All Comments
Natalie Jordyn Carpenter
Love Mate. Currently going there!! Haven't started my meds yet but had my first appt and then my testing appt as well.
1w Like Reply
Stephanie Ward
They're wonderful! They take the time to listen and answer your questions. So kind too. I'm on the schedule for January!
1w Like Reply
Natalie Jordyn Carpenter
Meagan Wilkes has everyone been nice there? I'm thinking of calling & getting an appointment!
14m Like Reply
Meagan Wilkes
Natalie Jordyn Carpenter yes, everyone is amazimg
10m Like Reply 1


Jamie Mccool
I currently go there now
4h Like Reply 1
Jamie Mccool
I switched for a second opinion and I love it there so far
4h Like Reply 1
Kayla Clawson
Jamie Mccool if you don't mind me asking, where were you going before? Are you doing IUI/IVF?
4h Like Reply
Jamie Mccool
Kayla Clawson I was going to ivfmd in Arlington Texas was gonna use Bennett but was quoted 30k so decided to try mate
Kelly Rice Peeples
You probably won't find success rates since they have only been open for a few months. But from what I heard I really like them. To me it seems Bennett and ou aren't keeping up with latest updates, so someone new and updated with current protocols intrigues me. If it was me I would be using them.
1d Like Reply 2

We're making a real difference (and we're making babies)


Meagan Wilkes
Mate is where I'm going and my ivf there will cost 9900
2h Like Reply 1
Bianca Marie
Meagan Wilkes How long was the wait to get a consultation?
2h Like Reply
Meagan Wilkes
Bianca Marie not long at all. Maybe a week
2h Like Reply 1
Meagan Wilkes
Bianca Marie I like them better than ou. They are small, I feel like they genuinely care
2h Like Reply
Just got the call from Dr. Patel! We retrieved 12 eggs yesterday, 10 of those were mature, and 9 of those fertilized successfully!! Now we wait for the final embryo count in about 5-6 days! I'm praying at least 4 make it to day 5-6. Then they will be biopsied for testing!
Like Comment Send


Kayla Fipps
I've had a good experience with Mate. I had my transfer on 2/8. Everyone has been very helpful. I have never done an IUI, Dr Patel let us go straight to IVF (male factor). We hadn't had much testing done before but we were not required to repeat those those. Every situation is different but I really learned a lot and felt very comfortable once I set down and talked with Dr Patel.
1w Like Reply
I just got off the phone with the receptionist at Mate Fertility. I asked the next steps after the initial phone consultation & she was so so sweet and informative!!
Has anyone had experience with them yet? Or want to share their experience so far? I really hope that this works out for us because most clinics are so expensive & this is the closest to us (we live in Bixby/tulsa) within a reasonable price
I have PCOS & my husband has male factor infertility. We have done 4 Medicated cycles and 2 IUI's (after we found out about my husbands results) and are now moving to IVF


Pei-Li Plumlee
Stephanie Ward did they give you any grades for your embryos? They just told me good/fair/poor.
Dr Patel is so nice! I ran out of Gonal-f and he met me at Mate at 8:30 at night to get me what I needed!
1w Like Reply 1
Stephanie Ward
Pei-Li Plumlee he's the best!! That's so great.
Yes, we only have two left but he told me the grades 6BA and 4BA. He said they were good and overall score of B plus. I would feel better once I get the results back though. He
Rules


1w Like Reply
Pei-Li Plumlee
Loving them so far! Dr Patel really listened to my concerns and everyone in his office is so sweet!
It seems to be cheaper than Baptist and the waiting list isn't nearly as long.
Tabatha Hall
I go to Mate. They are kind and never rush you. I went to Bennett before. So I can speak with having an experience for two different clinics. Mate is smaller and newer. They have a few kinks to work out with communication but it still feels like you get more care.
2w Like Reply 1

Nowhere in the industry will you see LTV:CAC of 14:1 ('21-'22)

Patient Journey

1 Mate Advisor Session (MAS) → 2 Fertility Assessment (FA) → 3 Treatment



Mate Advisor Session (MAS) and Fertility Assessment (FA) CAC
The dramatic drop in CAC is due to extremely positive word of mouth, effective SEO strategies, local press coverage, and more efficient ads.
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
April
May
June
July
August
September
October
November
December
January
February
March
Total MAS CAC
Total FA CAC
Linear (Total MAS CAC)
Linear (Total FA CAC)

CAC for treatment is **$1,526**

LTV: **$21,400**

LTV : CAC **14:1**

*LTV calculation: it takes an average of 2-3 FETs to get pregnant and every patient must go through at least one OPU and a transfer totaling $10,900. The average patient must then go through 2-3 additional FETs to get pregnant. 2.5x FET price of $4,200=$10,500. So $10,900+$10,500=$21,400.

We have a robust pipeline of providers: Total Contract Value $312M

Name	Stage	GMV (annual)	Mate Rev (annual)	Contract Value
Annandale ObGyn (Alexandria, VA)	CONTRACT SIGNED (Implementation)	~6mil / clinic (plan to open 4+ clinics) ~$24mil	~$1.65mil (~$6.6mil)	~$18mil (~$72mil)
Allegheny ObGyn (Pittsburgh, PN)	CONTRACT SIGNED (Implementation)	~$6mil	~$1.5mil	~$14mil
All American ObGyn (Fayetteville, NC)	LOI Signed	~$6mil	~$1.5mil	~$18mil
Mate OKC Expansion (Amarillo, TX)	LOI Signed	~$3mil	~750k	~$5mil
Mate OKC Expansion (Lubbock, TX)	LOI Signed	~$3mil	~$750k	~$5mil
Mate OKC Expansion (Wichita, KS)	LOI Signed	~$3mil	~$750k	~$5mil
Deerwood Women's Health (Waco, TX)	Engagement	~$5mil	~$1.25mil	~$13.5mil
Sierra Women's Health (Reno, NV)	Interest	~$6mil	~$1.5mil	~$14.5mil
Anchorage Women's Clinic (AK)	Interest	~$6mil	~$1.5mil	~$14.5mil
Denali OBGYN (Anchorage, AK)	Interest	~$6mil	~$1.5mil	~$14.5mil

This slide contains future projections that cannot be guaranteed.

Our unit economics are incredibly compelling

- Asset Light Model provides rapid growth and scaling opportunity
- 4x Revenue Growth year over year

Key Financials

Year	2021	2022	2023	2024	2025
EOY Clinic Count	1	2	3	8	18
EOY MSO Run Rate	$32,232	$320,676	$1,623,223	$5,913,955	$17,277,853
Revenue Growth	NA	277.6%	226.8%	136.4%	100.0%

- Efficiency of Model creates early profitability (in tandem with growth)

Gross Profit Margin	52.8%	70.2%	71.5%	78.6%	84.6%
Topline Revenue	$1,035,938	$3,520,463	$8,431,763	$16,550,064	$41,790,924

Forward-looking statements contained in this presentation are based upon what management of the Company believes are reasonable assumptions. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking statements. The Pro-Forma Projections are for informational purposes only.

We're already diversifying revenue streams

MSO Light Model

- Partner with existing fertility clinics
- 3 month ramp up period
- Ramp up to 22% MSO Fee
- No lab build out
- Existing patient base
- Minimal mate staff overhead
- Only admin MSO services
- No medical oversight services needed

traditional MSO model for fertility clinics

We have had inbound interest from legacy REIs that are near retirement and looking to sell or relinquish their clinics to new partners.

A lot of these sole practitioner REIs are in secondary markets and haven't had success selling to traditional private equity.

This is extremely attractive for us because we can hire and train an ObGyn to take their place. The upfront investment would be significantly less and our ramp up period would be a fraction of what it usually is.

There is less friction to open a clinic and we wouldn't have to build a lab. We would focus on our admin and nursing services.

MSO Light Pipeline (avg. 19% MSO fee)

Name	Stage	GMV (annual)	Mate Rev (annual)	Contract Value
Simple IVF Center(s) (Central Coast, CA)	**Clinic(s) Open**	~$7.37mil	~$1.4mil	~$14mil
Fertility Center of New Mexico	Interest	~$7.37mil	~$1.4mil	~$14mil
Rocky Mt. Center (FC, CO)	Interest	~$7.37mil	~$1.4mil	~$14mil
Zouves Fertility (Foster City, CA)	Interest	~$7.37mil	~$1.4mil	~$14mil

With an existing patient base, minimal marketing spend, an extremely fast onboarding process, and no retrofit needed, this an attractive by-product of our already demonstrated success.

This slide contains future projections that cannot be guaranteed.

Our accomplishments prove Mate is Series A ready

Growth Trajectory

49 ObGyns moving through pipeline (closing these would make us largest fertility provider in U.S.)

Secured clinics 2-4 with providers in great markets

Annandale partner has plans to launch at least 4 Mate clinics

Launched MSO Light model to partner with REIs (3 month ramp up)

Non-Founder led sales process

2022 System-Wide Revenue $4M

Mate Net Revenue $1.25M

20% MoM growth of treatments provided

Business Structure

Recruited 5 REIs from the top universities (Harvard & Stanford) and clinics in the world

Built proprietary market assessment rubric to determine best locations

Hired accomplished fertility Head of Ops

Passed our first FDA inspection

Completed 36 module Mate Fertility training academy courses

Employee engagement score of 83.93, compared to industry average of 75.93

Developed national pricing model

Client Relations

Trained an entire ObGyn clinic in fertility medicine

Land and expand underway in OKC to build larger lab and satellite offices because of success to date

Built an embryology lab in an ObGyn clinic for $0 Mate CapEx, and JCAHO certified

Shown annualized revenue for provider partner over $2 mil

Partner physician in OKC extremely satisfied with mate offering and customer service

Attained patient consultation average CAC of less than $150

Appendix

Mate Fertility Key Investors

- STRUCK CAPITAL
- SimpleHealth
- Canaan Partners
- RISE OF THE REST – a revolution fund
- vituity – At the heart of better care.
- MGV / Maschmeyer Group Ventures
- ROSECLIFF
- ASYMMETRY VENTURES
- Innovative Health Diagnostics
- MANA VENTURES

Business Development Process

1. Initial Call (30 minutes)
2. Leadership Call (60 minutes)
3. Implementation Scoping
4. Clinical Operations


(60 minutes)
Scoping
(60 minutes)
5
REI Advisory Board Validation (30 minutes)
6
Contract Negotiation
7
Site Visit
8
Implementation

Timeline to clinic open

Mate Academy has been designed by fertility professionals over the past 3 years. The academy is a thorough course covering all things medical and operational to run a fertility clinic. We train doctors, nurses, medical assistants, and receptionists.

Set up vendor contracts with the clinic under the Mate umbrella, allowing our partners to access corporate discounts and mate perks. Includes genetic testing lab, equipment, pharmacies etc.

Few month before launch turn on marketing and build landing page to funnel patients. Focus on Google, SEO, Instagram and Facebook ads. Build effective, clear, & thoughtful campaigns.

Ensure lab and clinic is fully credentialed via CLIA, overseen by Mate PhD. Submit to FDA and undergo inspections. Update partner's malpractice and create state specific patient consent forms for all treatment.

Fertility industry is always changing, so staff needs to be continuously supported by Mate team. Highly experienced remote coordinator oversees all care, and partners have access to Mate REIs 24/7.


Sign contract
T – 6 Months
Training
4-6 Months
Construction
4-6 Months
Vendor
Management
T – 3 Months
Client
Management
T - 3 Months
Marketing
T – 3 Months
Patient Call
Center
T – 2 Months
Legal &
Regulatory
T – 2 Months
Clinic Launch
Continuous
Support &
Education

Closer Look: Training

Partner Physician In Person Training Timeline

- Partner Physicians must complete the **10-12 weeks of virtual training modules** and pass the accompanying quizzes to receive their certificate of completion
- The expected time commitment is expected to **be ~ 5 hours / week**
- Training will begin approximately 4 months prior to the estimated clinic launch

	Month 1				Month 2				Month 3			
Week	1	2	3	4	5	6	7	8	9	10	11	12
	Intro to Fertility	Patient Conversion & Consults	Assessment Labs	Treatment Medications & IVF Protocols	Deep Sedation	Vaginal Ultrasounds	Embryology	Dispositions		Cybersecurity	Clinic Comms.	Patient Scheduling
		Patient Counseling	Required Treatment Labs		Egg Retrieval	Uterine Cavity Evaluations	Embryo Transfer	Patient Consents		Donor Eggs, Sperm, and Surrogacy	Clinical Workflows	EMR[1]
			Hormone Tests			OB Ultrasounds				LGBTQ Terminology		

Partner Physician Is Qualified For In Person Trainings (end of week 7)

Partner Physician Receives Certificate of Completion for Virtual Training Modules (end of week 10)

1. Expected commitment is expected to be ~20 hours / week for EMR training

Closer Look: Training

Partner Physician In Person Training Timeline

- The timeline is illustrative and based on a monthly patient volume of ~5 patients / month
- The actual time to complete the in-person training will depend on patient volume as well as REI and partner physician availability
- The partner physician will complete all required in person trainings for a given month within a 2–3 day time block
- A week prior to clinic opening launch day, there will be a in person training that includes a clinic walkthrough and workflows, patient scenarios, and a live EMR training. The clinic educator will be present in the clinic the for the first two weeks post-launch to observe new patient consults and interactions between the staff and their patients

Month 4	Month 5	Month 6	Month 7
Egg Retrieval (Observe)	Egg Retrieval (Perform)	Egg Retrieval (Perform)	Egg Retrieval (Perform)
Ultrasounds (Observe + Perform)	Sonohysterogram / Hysteroscopies (Observe + Perform)	Embryo Transfer (Observe)	Embryo Transfer (Perform)

Travel Required

OB Ultrasounds *(can be done at any time)*

Practice Area	Required Number - Observed	Required Number - Performed
Egg Retrievals	4	16
Vaginal Ultrasounds	3	3
Sonohysterogram / Hysteroscopies	3	3
Embryo Transfer	4	6
OB Ultrasounds	3	3

Our Tenants of Success

1 Quality Care

The REI fellowships are antiquated and taught by academics, not practitioners. Graduating REIs are often told to forget their fellowship training. Our care is overseen by world renowned, progressive, and mission-oriented REIs. We're standardizing and simplifying care across our clinics. Through the Mate Academy we train all clinical staff on every aspect of quality care.

2 Accessibility

Even getting to a clinic can be a challenge. Waiting lists average 8-12 months and most clinics are in large metro cities. Often, patients must drive or fly long distances, which adds to costs. Many religious affiliated clinics won't accept LGBTQ+ or single patients. We're targeting these underserved markets and, becoming centers of excellence for underserved communities.

3 Affordability

The current fertility market price gouges patients based on what they are willing to pay. They hide costs and penny pinch. (People even take out a second mortgage to pay for IVF.) Mate uses a cost conscious bundled pricing model. We price via a bottoms up approach, analyzing hard costs, acceptable margins, and backed into a healthy number. Our prices are ~40% more affordable than legacy clinics.